Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION OF

THE ADVISORY BOARD COMPANY

(Originally incorporated August 9, 2001)

Pursuant to Section 242 of the

General Corporation Law of the State of Delaware

The Advisory Board Company, a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify as follows:

In accordance with Section 242 of the General Corporation Law of the State of Delaware, a resolution was duly adopted by the Board of Directors of the Corporation setting forth an amendment to the Certificate of Incorporation, as amended (the “Certificate of Incorporation”) of the Corporation and declaring said amendment to be advisable. The stockholders of the Corporation duly approved said proposed amendment in accordance with Section 242 of the General Corporation Law of the State of Delaware. The resolution setting forth the amendment is as follows:

NOW, THEREFORE, BE IT RESOLVED, that the Corporation’s Certificate of Incorporation be amended by deleting the first sentence of Article “FOURTH” thereof and substituting the following in lieu thereof:

“FOURTH: Capitalization.

The total number of shares of all classes of stock which the Corporation shall have authority to issue is one hundred forty million (140,000,000) shares, consisting of one hundred thirty-five million (135,000,000) shares of Common Stock (“Common Stock”), par value $0.01 per share, and five million (5,000,000) shares of Preferred Stock (“Preferred Stock”), par value $0.01 per share.”

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by its duly authorized officer as of September 11, 2012.

THE ADVISORY BOARD COMPANY

By:	/s/ Evan R. Farber
Name:	Evan R. Farber
Title:	General Counsel and Corporate Secretary